================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                  SCHEDULE TO/A
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 6)

                              PURE RESOURCES, INC.
                            (Name of Subject Company)

                               UNOCAL CORPORATION
                         UNION OIL COMPANY OF CALIFORNIA
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74622E 10 2
                      (CUSIP Number of Class of Securities)

                            Barry A. L. Hoffman, Esq.
                             Deputy General Counsel
                               Unocal Corporation
                        2141 Rosecrans Avenue, Suite 4000
                          El Segundo, California 90245
                                 (310) 726-7600
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                                 Daniel A. Neff
                                Elliott V. Stein
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

                                   -----------

                            CALCULATION OF FILING FEE

       Transaction Valuation*                Amount of Filing Fee
------------------------------------- ----------------------------------
            $553,110,833                            $49,046
------------------------------------- ----------------------------------

* Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (i) 22.45, the average of the high and low sales prices of Pure Resources, Inc.'s common stock and (ii) 23,746,505, the maximum number of shares to be acquired pursuant to this offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $50,916.        Filing Party:  Unocal Corporation.
     Form or Registration No.:  Form S-4.     Date Filed:  September 4, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
================================================================================

                                  SCHEDULE 13D


-------------------------                              -------------------------
CUSIP No.  74622E 10 2                                     Page 2 of 6 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Unocal Corporation
          95-3825062
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

          AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES      7   SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY               -0-
 EACH REPORTING       ----------------------------------------------------------
  PERSON WITH         8   SHARED VOTING POWER

                           35,890,333 (1)
                      ----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER

                           32,709,067
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,890,333*
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      71.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      C0
--------------------------------------------------------------------------------

------------------------------
1 Includes 32,709,067 shares directly owned by Union Oil Company of California, and 3,181,266 shares beneficially owned by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement (as described on the reporting persons joint Statement on Schedule 13D, as amended, which is incorporated herein by reference).

                                  SCHEDULE 13D


-------------------------                              -------------------------
CUSIP No.  74622E 10 2                                     Page 3 of 6 Pages
-------------------------                              -------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Union Oil Company of California
          95-1315450
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

          00

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
NUMBER OF SHARES      7   SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY               -0-
 EACH REPORTING       ----------------------------------------------------------
  PERSON WITH         8   SHARED VOTING POWER

                           35,890,333 (2)
                      ----------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER

                           32,709,067
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,890,333*
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      71.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      C0
--------------------------------------------------------------------------------

------------------------------
2 Includes 32,709,067 shares directly owned by Union Oil Company of California, and 3,181,266 shares beneficially owned by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement (as described on the reporting persons joint Statement on Schedule 13D, as amended, which is incorporated herein by reference).

          This Amendment No. 6 to the Tender Offer Statement on Schedule TO and combined Amendment No. 8 to the joint Statement on Schedule 13D (together with the Initial Schedule TO (as defined below), as previously amended and as amended hereby, the "Schedule TO") are filed by Unocal Corporation, a Delaware corporation ("Unocal"), and its wholly owned subsidiary Union Oil Company of California, a California corporation ("Union Oil", together with Unocal, the "Reporting Persons"). The Schedule TO, amends and supplements (1) the Reporting Persons' Tender Offer Statement on Schedule TO filed on September 4, 2002 (the "Initial Schedule TO") and (2) the Reporting Persons' Statement on Schedule 13D, as amended and relates to the current offer by Unocal to exchange shares of Unocal common stock (including the associated preferred stock purchase rights) for each outstanding share of Pure Resources, Inc. ("Pure") common stock, on the terms and conditions contained in Unocal's prospectus, dated September 4, 2002, as amended, and in the related letter of transmittal, copies of which are incorporated by reference to Exhibit (a)(1), as amended, and Exhibit (a)(2) to the Initial Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 12.     EXHIBITS.

(a)(16) Press Release of Unocal announcing that Unocal has entered into an agreement with Pure Management and is increasing the exchange ratio to 0.74, dated October 9, 2002 (incorporated by reference to Form 425 filed by Unocal on October 9, 2002).

(a)(17) Agreement to Tender dated October 9, 2002 among Unocal, Union Oil, Jack D. Hightower and other officers of Pure.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Union Oil Company of California



                                By         /s/ Douglas M. Miller
                                  --------------------------------------------
                                  Name:    Douglas M. Miller
                                  Title:   Vice President, Corporate Development



                                Unocal Corporation



                                By         /s/ Douglas M. Miller
                                  --------------------------------------------
                                  Name:    Douglas M. Miller
                                  Title:   Vice President, Corporate Development





Dated:  October 9, 2002

                                  EXHIBIT INDEX



(a)(16) Press Release of Unocal announcing that Unocal has entered into an agreement with Pure Management and is increasing the exchange ratio to 0.74, dated October 9, 2002 (incorporated by reference to Form 425 filed by Unocal on October 9, 2002).

(a)(17) Agreement to Tender dated October 9, 2002 among Unocal Corporation, Union Oil Company of California, Jack D. Hightower and other officers of Pure Resources, Inc.